Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6000

December 22, 2022

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura L. Solomon

Re: Brookfield Real Assets Income Fund, Inc. et al. File No. 812-15311

Dear Ms. Solomon:

We are writing on behalf of Brookfield Real Assets Income Fund, Inc. and the Existing Affiliated Funds (as defined in the Application) (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ exemptive application (File No. 812-15311) (the “Application”), originally filed with the Securities and Exchange Commission on February 17, 2022 and amended on July 13, 2022, for an order under Section 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 of the Act, for an exemption from the provisions of Sections 17(d) and 57(a)(4) of the Act.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at 212-318-6960.

* * *

Sincerely,

/s/ Alexandra Marghella

Alexandra Marghella